AMERICAN FINANCIAL GROUP, INC.

2011 ANNUAL REPORT

Seeing possibilities



About The Cover

As insurance professionals, we believe in the strength of specialization. Our deep specialty insurance knowledge and portfolio of niche insurance businesses help us to see things a bit differently. We see opportunity everywhere. Unique distribution relationships, strong brand recognition and skilled professionals allow us to identify underserved markets and new product or business possibilities.

At American Financial Group, our goal is to deliver long-term value to our shareholders. Seeing possibilities is a responsibility we take seriously. We take great pride in maintaining the right focus and perspective in managing and growing our business. We encourage you to keep reading to learn more about AFG.

In Memoriam



Carl H. Lindner, Jr.

Founder,
American Financial Group, Inc.

April 22, 1919 - October 17, 2011

Our father and the founder of American Financial Group, Carl H. Lindner, Jr., passed away on October 17, 2011, at the age of 92. He led a remarkable life in which he successfully balanced an extraordinary business career with loving devotion to his family, his faith and his community. He was truly a self-made man. At the age of 15 in the midst of the Great Depression, it became necessary for him to withdraw from high school in order to help out with his family's dairy business. In 1959, at age 40, with only $100,000 of capital, through his business genius and his unyielding work ethic and incredible optimism, American Financial Corporation was launched. Under his steady guidance, the Company prospered and is now the holding company for Great American Insurance Group. During the five decades under his leadership, American Financial Group grew and became an institution with more than $35 billion in assets and over 6,700 employees. Today, it is a Fortune 500 company with approximately 30 specialty insurance operations, many of which are leaders in the markets they serve. He achieved all of this with the highest degree of kindness, compassion, loyalty and honesty.

He strongly believed, "The harder I work, the luckier I get," and he loved his country – "Only in America. Gee, am I lucky!" Throughout his life, our father worked to make life better, through philanthropy and free enterprise, and by creating opportunities for more jobs and better places for families to live and work. He would have told you that it was not the creation of wealth he found most satisfying, but his true reward was that he was able to give back and help so many.

We will deeply miss our father as we strive to carry on his legacy by embracing the exceptional morals, values, integrity and faith that he displayed throughout his life.

Carl H. Lindner III

Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner

S. Craig Lindner
Co-Chief Executive Officer

AFG returned over $380 million in capital to shareholders during 2011.

To Our Shareholders



Photograph by Ross Van Pelt, RVP Photography

Carl H. Lindner III (left) and S. Craig Lindner (right), Co-Chief Executive Officers

AFG achieved solid profitability in 2011, reinforcing the strength of our longstanding focus on business segmentation and prudent risk selection. Our emphasis on these factors was evident as we look back on AFG's manageable catastrophe losses in a year with insurance industry catastrophe losses exceeding $100 billion. In addition, the continued low interest rate environment has had an impact across all of our businesses. We have been rewarded in the marketplace for our commitment to establishing crediting rates on our annuity products that provide acceptable returns and value to our policyholders while allowing the Company to earn an appropriate risk-adjusted return. At the very least, these current economic conditions, plus the continued global economic uncertainty, reinforce our focus on underwriting and product pricing. We are proud of our track record in achieving industry-leading operating results. Remaining focused and disciplined has positioned us well to see possibilities and act on them. We believe our success will make us even more visible and attractive to our employees, our producers, our clients and our shareholders.

For many years our underwriting margins have been at or near the top in our industry. We continue to be highly focused, with teams of insurance specialists who have successfully managed their operations with the discipline and the expertise that serve as the hallmarks of our business model. Careful segmentation of our business and an established specialization strategy have been instrumental in allowing us to identify and act upon opportunities and to scale business growth at a healthy and profitable level. As a result, AFG grew its book value per share and returned over $380 million in capital to shareholders through share buybacks and dividends in 2011.

A Commitment to Creating Long-Term Value for Our Shareholders

Our overriding goal is to increase long-term shareholder value. We believe that the considerable ownership of AFG's stock by our management team and employees aligns our interests with those of our public shareholders. We're proud of our track record of book value growth. For the five year period ended December 31, 2011, compounded annual growth in AFG's book value per share was approximately 10%, compared to 4% for our peers. Looking at that same measure over the past three years—arguably some of the most challenging for our industry—AFG's compounded annual growth in book value per share was 13%, compared to 6% for our peers.

The five year compounded annual growth in dividends paid to our shareholders is approximately 13%.

On a market value basis, the annualized compounded growth rate of AFG's common stock plus dividends for the five year period ended December 31, 2011, was approximately 2%, compared to a slight decline in the Standard & Poor's (S&P 500) Index and a decline of 6% in the S&P 500 Property/Casualty Insurance Index. These measures serve as benchmarks as we evaluate our effectiveness in value creation.

Solid earnings and share buybacks contributed to a 7% increase in AFG's adjusted book value per share, to $40.23. In addition, in 2011 we announced an increase in AFG's annual dividend to $0.70 per share. This was the seventh consecutive annual dividend increase for the Company. The five year compounded annual growth in dividends paid to our shareholders has been approximately 13%. This underscores the confidence of the Board and management in the Company's business and long-term financial outlook.

AFG's 2011 core net operating earnings generated a return on equity of 9%, and over the last five years it has averaged 13%.

5 Year Cumulative Total Shareholder Return on AFG Common Stock vs. S&P Indices



120
110
100
90
80
70
60
50
'06
'07
'08
'09
'10
'11
114 AFG Common Stock
99 S&P 500 Index
75 S&P 500 Property/ Casualty Insurance Index

This graph assumes $100 invested on December 31, 2006 in AFG's common stock, the S&P 500 Index and the S&P 500 Property/ Casualty Insurance Index, including reinvestment of dividends.

Our Business Model

As a premier specialty insurer, AFG is focused on niche specialty commercial property and casualty markets and on the sale of annuities and supplemental insurance products. Our business model is focused on those markets where we can offer our policyholders valuable expertise, capable distribution relationships and excellent policyholder service.

The following aspects of our strategic focus will help us increase shareholder value over the long run. We will:

- Operate in specialty niches where we have significant expertise.
- Improve our existing specialty operations through strategic acquisitions and organic growth of new products or services that leverage our expertise.
- Maintain our strong underwriting culture through astute risk selection and pricing discipline which will preserve pricing integrity and adequate underwriting profits. We will reduce business volume in select lines, if needed, to achieve appropriate returns.
- Maintain strong risk management practices through appropriate reinsurance arrangements and the reduction of exposure to catastrophe risks.
- Maintain financial leverage and capital adequacy that are prudent for our business and are consistent with our commitments to rating agencies.

Book Value Per Share
As of December 31 (excluding appropriated retained earnings and unrealized gains and losses on fixed maturities)



$40
35
30
25
20
15
'06
'07
'08
'09
'10
'11
$40.23

Net earnings for 2011 were $343 million, or $3.33 per share.

To Our Shareholders

- Nurture relationship-based distribution networks that result in mutually beneficial partnerships and contribute to business retention and continuity.
- Grow our business internationally, particularly through the use of our Lloyd's platform.
- Focus on achieving investment returns over the long-term that outperform market indices while effectively managing our portfolio risk.
- Identify, develop and appropriately reward business leaders who will enhance the Company's intellectual capital.
- Improve technology capability to make our businesses more efficient and enhance the services we provide to our policyholders.

Our long-term financial objectives are to achieve returns on equity in excess of 12%, grow book value annually at double digit rates, and maintain a strong balance sheet and adequate liquidity to provide financial flexibility.

Earnings Per Share
For the year ended December 31



$5
4
3
2
1
0
'07
'08
'09
'10
'11
Core Net Operating Earnings Per Share (Non-GAAP)
Diluted Net Earnings Per Share (GAAP)

2011 Results

Net earnings were $343 million or $3.33 per share for the year. Non-core items such as net realized gains of $45 million, a charge for a valuation allowance on deferred tax assets of $28 million and a second quarter net reserve strengthening of $38 million related to the Company's asbestos and environmental exposures were included in these results. Core net operating earnings per share were $3.53 for the year, 10% less than our 2010 results. Lower underwriting profit and lower investment income in our Specialty Property and Casualty (P&C) insurance operations were partially offset by increased earnings in our fixed annuity operations. Per share results reflect the effect of share repurchases.

Investment income in our P&C operations was down approximately 13% during 2011, in line with our expectations. The continued runoff and disposition of higher-yielding securities in our non-agency residential mortgage-backed securities portfolio, as well as generally lower reinvestment rates, resulted in continued pressure on investment income in our P&C businesses.

The combined ratio of 92% in our Specialty P&C Group during 2011 was four points higher than the previous year. Lower favorable reserve development, poor results in our program business and lower profitability in our crop operations were offset somewhat by improved results in our excess and surplus businesses.

Gross and net written premiums in our P&C businesses had double digit increases during the year.

We were pleased to see positive rate momentum in our specialty P&C operations toward the end of 2011. More than half of our specialty P&C businesses achieved rate increases during the fourth quarter of 2011, and for the first time in almost two years, overall renewal rates were up for the quarter. Although the overall market remains competitive, we are very pleased to note that several of our quality competitors are also reporting rate levels that are providing early indicators of an improved pricing environment.

Gross and net written premiums in our P&C businesses had double digit increases during the year. These increases were the result of higher premiums in our Property and Transportation segment, particularly in our crop and transportation businesses. Growth in net written premiums also reflects the impact of a third quarter 2010 reinsurance transaction in our Specialty Financial group.

The Annuity and Supplemental (A&S) Group reported pre-tax operating earnings of $224 million, an increase of 11% over the prior year. Higher core operating earnings in 2011 due to growth in our fixed annuity operations and higher Medicare supplement earnings were offset by higher mortality in the Company's run-off life operations, the impact that the decrease in the stock market had on our variable annuity line of business and the impact of lower interest rates on our fixed annuity block.

A&S 2011 statutory premiums increased to a record $3.5 billion, primarily as a result of increased sales of fixed indexed annuities sold by independent agents and traditional fixed single premium annuities sold through banks. Both increases are primarily the result of adding new products and agents.

Statutory Combined Ratio (COR)


Industry Commercial Lines 108.2%
AFG 92.7%
110%
105
100
95
90
85
80
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11

Industry Commercial Lines based on data from A.M. Best.

Capital and Liquidity

Capital management remains a priority for us. AFG's financial condition is strong, with $785 million in excess capital as of December 31, 2011. We are positioned to expand our businesses through strategic acquisitions and organic growth. We are also positioned to make opportunistic purchases of our shares and to maintain a prudent cushion of capital against the unexpected.

Our shares traded at a meaningful discount to book value throughout 2011. We viewed that as an opportunity to purchase $315 million of AFG's common shares at an average price that was approximately 84% of year-end book value, an effective means of increasing shareholder value. Our 2012 earnings guidance, discussed later, assumes share repurchases at about the same level as in 2011.

In addition to buybacks and dividends, we have added or grown businesses where it made sense to do so. Smaller targeted business acquisitions,

A.M. Best changed the outlook on several of AFG's P&C insurance subsidiaries from "stable" to "positive" in March 2012.

To Our Shareholders

adjustments to premium retentions in selected P&C businesses and premium expansion in our indexed annuity and bank annuity businesses serve as examples of capital allocation opportunities. We will continue to evaluate business opportunities that have the potential to produce desired long-term returns and align well with our businesses.

The capital in our insurance businesses is at levels that exceed, or are consistent with, amounts required for our rating levels. Holding capital in excess of current rating levels allows us to operate confidently in forming business plans and in maintaining the financial strength to effectively compete in the marketplace. We were pleased that A.M. Best changed the outlook on several of AFG's P&C insurance subsidiaries from "stable" to "positive" in March 2012 and that Moody's changed the outlook on AFG's core insurance subsidiaries from "stable" to "positive" in October 2011.

Investments

Our investment portfolio is primarily comprised of investment grade securities providing a predictable, steady stream of income. Our primary investment objective is to optimize total return from a long-term perspective. In fact, we view our investment management activities as a core competency. An in-house team of investment professionals manages our $26 billion investment portfolio and has had a consistent strategy executed over many years and diverse economic cycles that has delivered results exceeding comparable indices.

For the five years ended December 31, 2011, we achieved an annualized total return in our fixed income portfolio that was over 100 basis points higher than a composite estimate for the insurance industry during that same time period. These strong returns were primarily driven by opportunistic purchases of non-agency residential mortgage-backed securities. These returns significantly surpassed those of other fixed income indices over that same time period.

After-tax net unrealized gains on marketable securities were $555 million at December 31, 2011. The vast majority of our investment portfolio is held in fixed maturities, with approximately 89% rated investment grade and 96% with a designation of NAIC 1 or 2.

During 2011, AFG recorded pre-tax net realized gains of $73 million. At December 31, 2011, the Company held 3.2 million shares of Verisk Analytics, our largest equity position, with an unrealized pre-tax gain

Invested Assets
As of December 31 (in billions)


$30
25
20
15
10
5
0
'07
'08
'09
'10
'11

We expect our 2012 core net operating earnings to be in the range of $3.30 - $3.70 per share.

of approximately $120 million. We are very pleased with our returns on this investment as cumulative realized and unrealized gains total approximately $300 million on a pre-tax basis since Verisk's initial public offering in 2009.

Looking Ahead

As we look forward, we remain committed to the core aspects of our strategic focus that have enabled us to increase shareholder value over the long run. We expect our 2012 core net operating earnings to be in the range of $3.30 - $3.70 per share.

Despite continued economic uncertainty, we believe our business model positions us well to produce solid results that will continue to outperform the industry. We recognize the importance of patience, discipline and agility as we navigate through changes in economic conditions and phases of the overall insurance cycle. We remain committed to pricing our business in a manner that produces appropriate returns and allocating capital in a manner that produces long-term value. As we look for the P&C insurance markets to harden, we know that we must be positioned to grow our businesses when and where it makes sense, while resisting the temptation to grow through inadequate pricing. Our business leaders understand that this is a delicate balancing act, and recognize the importance of providing superior service to policyholders and agents. We know the value in maintaining our high caliber claims team and keeping our expenses in line with premium volume. The Company's financial strength, diversified specialty insurance portfolio, investment core competency and underwriting and risk management skills provide a foundation for success. This foundation is also instrumental in creating long-term shareholder value.

We thank God, our talented management team and employees for a successful year and for helping us maintain the financial strength that allows us to best serve our policyholders, agents and brokers over the long-term horizon. We also thank you, our shareholders, for your investment and confidence.



Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner
Co-Chief Executive Officer

Financial Highlights (In millions, except per share data)

BALANCE SHEET DATA	2011	2010	2009
Cash and investments	**$25,577**	$22,670	$19,791
Total assets	**36,042**	32,454	27,683
Long-term debt	**934**	952	828
Shareholders' equity	**4,545**	4,470	3,781
Book value per share [A]	**$44.68**	$40.64	$33.35
Shareholders' equity [B]	**3,936**	3,948	3,733
Book value per share [B]	**$40.23**	$37.54	$32.92
Cash dividends per share [C]	**$0.6625**	$0.575	$0.52
Ratio of debt to total capital [D]	**19%**	19%	18%
Shares outstanding	**97.8**	105.2	113.4

SUMMARY OF OPERATIONS	2011	2010	2009
Total revenues	**$4,750**	$4,497	$4,320
Components of net earnings:			
Core net operating earnings [E]	**$364**	$433	$493
Realized gains	**45**	46	26
Major A&E reserve increases	**(38)**	–	–
Valuation allowance on deferred tax assets	**(28)**	–	–
Net earnings attributable to shareholders – GAAP	**$343**	$479	$519
Return on Shareholders' Equity:			
Core net operating earnings [B]	**9%**	11%	14%
Net earnings [B]	**9%**	12%	15%
Components of diluted earnings per share:			
Core net operating earnings [E]	**$3.53**	$3.92	$4.23
Realized gains	**.45**	.41	.22
Major A&E reserve increases	**(.37)**	–	–
Valuation allowance on deferred tax assets	**(.28)**	–	–
Diluted earnings per share – GAAP	**$3.33**	$4.33	$4.45

A Excludes appropriated retained earnings.

B Excludes appropriated retained earnings and unrealized gains and losses on fixed maturity investments.

C 2011 reflects quarterly cash dividends of $0.1625 per share in January, April and July of 2011 and $0.175 per share in October 2011; 2010 reflects quarterly cash dividends of $0.1375 per share in January, April and July of 2010 and $0.1625 per share in October 2010.

D For this calculation, capital includes long-term debt, noncontrolling interests and shareholders' equity (excluding appropriated retained earnings and unrealized gains and losses on fixed maturity investments).

E Certain significant items that may not be indicative of ongoing core operations are excluded in deriving our core net operating earnings, a non-GAAP measure used for discussion and analytical purposes. Though it is not a generally accepted accounting principles ("GAAP") measure, it is a key performance measure used by analysts and rating agencies.

AMERICAN FINANCIAL GROUP, INC.

AFG at a Glance

Financial Strength Ratings

Specialty Property & Casualty Insurance Group	A.M. Best	Standard & Poor's
Great American Insurance Company	A (Excellent)	A+ (Strong)
American Empire Surplus Lines Insurance Company	A+ (Superior)	A+ (Strong)
Mid-Continent Casualty Company	A (Excellent)	A+ (Strong)
National Interstate Insurance Company	A (Excellent)	Not Rated
Vanliner Insurance Company	A (Excellent)	Not Rated
Republic Indemnity Company of America	A (Excellent)	A+ (Strong)
Marketform/Lloyd's Syndicate	A (Excellent)	A+ (Strong)

Annuity & Supplemental Insurance Group	A.M. Best	Standard & Poor's
Great American Life Insurance Company	A (Excellent)	A+ (Strong)
Annuity Investors Life Insurance Company	A (Excellent)	A+ (Strong)
United Teacher Associates Insurance Company	B++ (Good)	Not Rated
Loyal American Life Insurance Company	A– (Excellent)	Not Rated

Group Components

Specialty Property & Casualty Insurance Group

Property and Transportation

- *Inland and Ocean Marine*
  Builders' risk, contractors' equipment, property, motor truck cargo, marine cargo, boat dealers, marina operators/ dealers and excursion vessels.
- *Agricultural-related*
  Federally reinsured multi-peril crop (allied lines) insurance covering most perils as well as crop-hail, equine mortality and other coverages for full-time operating farms/ranches and agribusiness operations on a nationwide basis.
- *Commercial Automobile*
  Coverage for vehicles in a broad range of businesses and customized insurance programs for various transportation operations (buses, trucks and moving and storage) and a specialized physical damage product for the trucking industry.

Specialty Casualty

- *Executive and Professional Liability*
  Liability coverage for directors and officers of businesses and non-profit organizations, errors and omissions and non-U.S. medical malpractice insurance.
- *Umbrella and Excess Liability*
  Higher layer liability coverage in excess of primary layers.
- *Excess and Surplus*
  Liability, umbrella and excess coverage for unique, volatile or hard-to-place risks, using rates and forms that generally do not have to be approved by state insurance regulators.
- *General Liability*
  Contractor-related businesses, energy development and production risks, and environmental liability risks.
- *Targeted Programs*
  Coverage (primarily liability and property) for social service agencies, leisure, entertainment and non-profit organizations, customized solutions for other targeted markets and alternative risk programs using agency captives.
- *Workers' Compensation*
  Coverage for prescribed benefits payable to employees who are injured on the job.

Specialty Financial

- *Fidelity and Surety*
  Fidelity and crime coverage for government, mercantile and financial institutions and surety coverage for various types of contractors and public and private corporations.
- *Lease & Loan Services*
  Coverage for insurance risk management programs for lending and leasing institutions, including equipment leasing and collateral and mortgage protection.

Annuity & Supplemental Insurance Group

- *Traditional Fixed and Indexed Annuities*
  Sold primarily in the bank, senior and teacher markets.
- *Medicare Supplement and Other Supplemental Health Products*
  Sold primarily in the individual, senior and worksite markets.

The Strength of Specialization

We believe that specialization is the key element to the success of each of our business units.

AMERICAN FINANCIAL GROUP, INC.

GREAT AMERICAN INSURANCE GROUP

GREAT AMERICAN INSURANCE COMPANY

GREAT AMERICAN LIFE INSURANCE COMPANY

American Financial Group is committed to providing insurance products that meet the unique risk management needs of businesses and the financial planning needs of individuals. We believe that specialization is the key element to the success of each of our business units. Today, our operations consist of approximately 30 niche insurance businesses that are part of Great American Insurance Group. Each of these operations is focused on serving the markets we know best. We are proud of the market leadership of our products and the strength of our operating company brands. Approximately half of the gross written premium in our P&C operations is generated by businesses that have "top ten" market rankings. In addition, our A&S businesses are ranked among the top five in many of their lines.

Our insurance professionals understand the business of managing risk – whether it is risk inherent in our insureds' commercial business operations or the uncertainty faced by policyholders in planning for their retirement. A commitment to innovative product development, disciplined underwriting, high caliber claims handling and prudent expense management have resulted in underwriting outperformance within the commercial property and casualty insurance industry in 24 of the past 26 years. Over the past ten years, the combined operating ratio of AFG's property and casualty operations has been more favorable than the industry by an average of over nine points.

Specialty Property and Casualty Insurance Operations 2011 Net Written Premiums



- **52%** Property & Transportation
- **31%** Specialty Casualty
- **14%** Specialty Financial
- **3%** Other

Our business is founded on an entrepreneurial approach that allows "local" decision making for underwriting, claims and policy servicing in each of our niches.

American Financial Group, Inc.

Our business is founded on an entrepreneurial approach that allows "local" decision-making for underwriting, claims and policy servicing in each of our niches. These businesses are managed by experienced professionals in specialized lines of business or customer groups. This decentralized approach allows each of our businesses the autonomy and flexibility necessary to respond to local and specialty market conditions while capitalizing on the efficiencies of centralized investment and support functions. Incentive-based compensation programs reward business unit leaders for results that align with our corporate goals and objectives over both a short and long-term horizon.

Each business designs products, creates distribution strategies and builds relationships in the markets it serves. We know that positive customer experiences happen when knowledgeable professionals provide high quality, reliable service. Furthermore, we understand that a strong brand evolves from repeated positive experiences. Our products are marketed and sold under the Great American Insurance Group brand as well as other brand names that are part of this group. We are proud of the commitment to excellence represented by each of these brands.

Our 6,700 employees in over 100 locations throughout North America and Western Europe are the foundation to the success of our business. Management development programs and succession planning have been instrumental in building and protecting our intellectual capital as we expand our knowledge and expertise in the specialty insurance marketplace.

Specialty Property and Casualty Insurance Operations
Year Ended December 31 (in millions)

	2011	2010	2009
Gross Written Premiums	$4,106	$3,589	$3,762
Net Written Premiums	$2,770	$2,408	$2,311
GAAP Combined Ratio	92%	88%	82%

Republic Indemnity

American Empire Group®

Mid-Continent Group

National Interstate

Marketform®
Marketform Group Limited

United Teacher Associates Insurance Company

Annuity Investors® Life Insurance Company

Loyal American Life Insurance Company®

Great American Insurance Company has maintained a financial strength rating of "A" Excellent from A.M. Best Company for over 100 years.

Operational Overview

Specialty Property and Casualty Insurance Operations

We are proud that Great American Insurance Company, our flagship insurer in our P&C Group, is one of only four property and casualty insurers maintaining a financial strength rating of "A" Excellent from A. M. Best Company for over 100 years. The thousands of agents and brokers who write business on behalf of our P&C insurance group rely on the financial strength that is signified by this rating.

AFG manages its exposure to catastrophes through individual risk selection, including minimizing coastal and known fault-line exposures, and the purchase of reinsurance. AFG's exposure to a catastrophic earthquake or windstorm that industry models indicate could occur once in every 500 years is expected to be less than 2.5% of AFG's shareholders' equity.

AFG continually evaluates expansion in existing markets and opportunities in new specialty markets that meet its profitability objectives. Likewise, AFG will withdraw from markets that do not meet its profit objectives or business strategy, such as the withdrawal from certain program business in 2010 and 2011. We also continue to grow existing specialty niches. In July 2010, a majority-owned subsidiary of AFG acquired Vanliner Group, Inc., a market leader in providing insurance for the moving and storage industry. In addition, expansion of our ocean marine, inland marine, political risk, equine mortality/bloodstock and specie lines through our Lloyd's-based Marketform platform and growth in our non-California workers' compensation business during 2011 serve as good examples.

The P&C specialty insurance operations turned in another strong performance in 2011, with an underwriting profit of $231 million. Our combined operating ratio of 92% was four points higher than the prior year. Lower favorable reserve development, poor results in our program business and lower profitability in our crop operations were offset somewhat by improved results in our excess and surplus businesses. Gross and net written premiums were up 14% and 15%, respectively, from 2010 due primarily to higher premiums in our Property and Transportation segment, particularly our crop and transportation businesses. In addition to these factors, higher net written premiums in 2011 reflect the impact of a third quarter 2010 reinsurance transaction in our Specialty Financial group.

Our **Property and Transportation Group** is comprised of several specialty insurance niche operations that are leaders in the markets they serve. Our crop insurance operations rank fourth in terms of gross written premium. Our National Interstate subsidiary ranks first in passenger

Property and Transportation Group
Year Ended December 31 (in millions)

	2011	2010	2009
Gross Written Premiums	**$2,273**	$1,778	$1,816
Net Written Premiums	**$1,436**	$1,159	$872
GAAP Combined Ratio	**92%**	88%	74%



We continually evaluate expansion in existing markets and opportunities in new specialty markets that meet our profitability objectives.

transportation. Our equine mortality business is regarded as the number one provider of coverage in the equine community. Our commercial inland marine and trucking coverage for independent owner/operators also rank in the top ten of their respective markets.

The largest segment within our specialty P&C operations, the Property and Transportation Group reported an underwriting profit of $113 million during 2011, about 19% lower than in 2010, due primarily to lower underwriting profit in our crop insurance operations. Most of the businesses in this group produced solid underwriting margins for the year. Catastrophe losses in this group were lower than in 2010 and served to offset declines in crop profitability somewhat. Results in our transportation and property and inland marine businesses were down slightly for the full year. Weather conditions for American farmers were problematic throughout the 2011 growing season. Heavy spring rains coupled with excess heat at the critical pollination period for Midwest corn raised yield concern for that crop. Finally, late season dryness was feared to have impaired soybean yields. Despite these circumstances, our agricultural operations performed well.

Gross and net written premiums in this group increased 28% and 24%, respectively, from 2010 levels, primarily as a result of higher spring agricultural commodity prices as well as premiums related to National Interstate's acquisition of Vanliner. Although average renewal rates for this group during 2011 were flat, rates were up approximately 1% in the fourth quarter of 2011, the first positive pricing quarter for this group in five years.

The Property and Transportation Group is expected to produce a combined ratio in the range of 91% to 95% in 2012. Guidance assumes normalized crop earnings for the year. We expect a decline in this group's net written premiums in the range of 1% to 5%, mostly as a result of lower spring commodity prices and the impact of changes to the 2012 premium rate methodology within the Federal Crop Insurance Program.

Our **Specialty Casualty Group** includes our operations that serve the non-profit social services sectors, which are ranked third in terms of market share. Other businesses in this group include our executive liability, general liability, excess and surplus, workers' compensation and targeted markets operations. Our Specialty Casualty Group reported an underwriting profit of $39 million in 2011, about $8 million less than in 2010. Poor results in our program and international businesses were largely offset by higher profitability in our excess and surplus businesses. Many of the businesses in this group produced solid to excellent underwriting profit margins during

Specialty Casualty Group
Year Ended December 31 (in millions)

	2011	2010	2009
Gross Written Premiums	**$1,302**	$1,295	$1,394
Net Written Premiums	**$867**	$864	$923
GAAP Combined Ratio	**96%**	95%	93%



Operational Overview

Our P&C specialty insurance operations turned in another strong performance in 2011, with underwriting profits of $231 million.

Specialty Financial Group
Year Ended December 31 (in millions)

	2011	2010	2009
Gross Written Premiums	$529	$514	$557
Net Written Premiums	$398	$323	$448
GAAP Combined Ratio	85%	75%	74%



the year. During the latter part of 2011, there were increased business opportunities in this segment, as some of these businesses experienced market hardening and growth in lines of business written through our international operations.

Average renewal rates for this group during 2011 were up slightly; pricing was up 2% in the fourth quarter of the year, the highest quarterly increase we have achieved since early 2006.

Gross and net written premiums in this segment for the full year were up slightly as growth in our international operations and higher premiums in our excess and surplus and targeted markets operations more than offset the non-renewal of two major programs that did not meet our return thresholds and a decision to exit the excess workers' compensation business.

For 2012, we expect this group to produce a combined ratio in the 93% to 97% range. We anticipate net written premiums will be up 4% to 8% based on indications of market hardening and continued growth in our targeted markets and international operations.

Our **Specialty Financial Group** includes our fidelity and crime and surety operations, which are ranked fifth and tenth, respectively, in terms of market share. Other businesses in this group include our lender services and trade credit operations. The Specialty Financial Group reported underwriting profit of $61 million for 2011, compared to $112 million in 2010. Lower favorable automobile residual value insurance reserve development than in 2010 and higher catastrophe losses in our financial institutions business impacted 2011 results.

Almost all of the businesses in this group produced strong underwriting margins during 2011. Full year 2011 net written premiums were higher, reflecting the impact of a third quarter 2010 reinsurance transaction that involved the sale of unearned premiums related to our automotive lines of business. Average renewal rates for this group for the year were flat compared to the prior year period.

We expect the Specialty Financial Group's 2012 combined ratio to be between 85% and 89%. We project the change in net written premiums to be in the range of (2%) to 2% in this group.

AMERICAN FINANCIAL GROUP, INC.

Statutory Premiums in our Annuity and Supplemental Group were a record $3.5 billion in 2011, a 29% increase over the prior year.

Annuity and Supplemental Insurance Operations

Our A&S Insurance Group markets traditional fixed and indexed annuities and supplemental health insurance. Our annuity and supplemental insurance operations are consistent with our specialization strategy and produce results that do not correlate directly with the property and casualty insurance market cycles.

Our A&S business has its roots in the 403(b) fixed annuity business, serving teachers in the K-12 market and other qualified markets for more than 30 years. Today, annuities account for almost 90% of this group's premium revenue, with single premium annuities sold by independent agents and banks representing nearly 80% of this group's statutory premiums. AFG sells its fixed annuities through several banks and a network of approximately 100 national marketing organizations and managing general agents who, in turn, direct over 1,500 actively producing agents.

AFG offers a variety of supplemental insurance products primarily to individuals age 55 and older. Principal products include coverage for Medicare supplement, critical illness and accidental injury. These products are sold primarily through independent agents.

Core operating earnings in this group were $224 million during 2011, up from $202 million for 2010. Higher core operating earnings in 2011 due to growth in our fixed annuity operations and higher Medicare supplement earnings were partially offset by higher mortality in the Company's run-off life operations, the impact that the decrease in the stock market had on our variable annuity line of business and the impact of lower interest rates on our fixed annuity block.

Statutory premiums for 2011 were a record $3.5 billion, a 29% increase over the prior year. This increase is largely attributable to increased sales of fixed indexed annuities sold by independent agents and traditional fixed single premium annuities sold through banks, resulting from the addition of new products and agents.

AFG's sales of annuities through banks have grown substantially since entering this market in 2007. Bank annuities have recently comprised nearly one-fourth of A&S premiums. Bank sales in the latter part of 2011 slowed

Annuity and Supplemental Insurance Operations
Year Ended December 31 (in millions)

Statutory Net Premiums		2011	2010	2009
Annuities -	Fixed	$400	$624	$494
	Indexed	1,645	846	539
	Bank	971	737	314
	Variable	70	73	87
Total Annuities		$3,086	$2,280	$1,434
Supplemental Health & Life Premiums		$419	$441	$434
Total Premiums		$3,505	$2,721	$1,868

Annuity and Supplemental Insurance Operations
2011 Statutory Premium Distribution



- 47% Indexed Annuities
- 28% Bank Annuities
- 11% Fixed Annuities
- 11% Supplemental Health
- 2% Variable Annuities
- 1% Life Insurance

The vast majority of our investment portfolio is held in fixed maturities, with approximately 89% rated investment grade and 96% with an NAIC designation of 1 or 2.

considerably, as the recent exceptionally low interest rate environment made fixed products less attractive and AFG adhered to its pricing discipline. Bank sales are expected to increase when the interest rate environment improves, with the introduction of new bank fixed indexed annuities, and as more banks offer AFG's annuities.

We expect the 2012 core pre-tax operating earnings of our A&S operations to be 10% to 15% higher than in 2011.

Investments

Our investment philosophy is to focus on high-quality, diversified, liquid investments and to maximize return on a long-term basis, rather than focusing on short-term performance. Fixed income securities, primarily investment grade bonds and mortgage-backed securities, account for approximately 94% of our total investments. Approximately 89% of our fixed maturity investments are rated investment grade, and 96% have an NAIC designation of 1 or 2, its highest two levels. Stocks, real estate and other investments make up the remaining 6% of our portfolio. During 2011, our unrealized after-tax gain on investments improved by approximately $80 million to $555 million.

Our real estate investments include commercial real estate operations such as office buildings and a group of hotels, marinas and a resort in various parts of the United States as well as apartment and retail commercial developments. Our real estate investment strategy is based upon our history of buying underperforming or out-of-favor assets, developing and managing them "in house", and selling them when we believe value has been maximized. Over the past 10 years, we have realized net pre-tax gains of approximately $285 million on sales of real estate properties.

For 2012, we expect the investment returns in our property and casualty business to be approximately 5% lower than 2011 results, primarily due to the sale and run-off of higher yielding securities and generally lower reinvestment rates. We continue to look for attractive investment opportunities and will capitalize on our strong internal investment capabilities that we believe give us a competitive advantage. We believe that our investment returns will continue to be a major contributor to our earnings and book value growth.

Investment Portfolio
As of December 31, 2011



78% Investment Grade Fixed Maturities
9% Non-Investment Grade Fixed Maturities
5% Cash & Short-Term
4% Equities
2% Policy and Mortgage Loans
2% Real Estate & Other
Fixed Maturities
48% Corporates
30% Mortgage-Backed
18% States & Municipalities
2% U.S. Government
2% Foreign Government

Celebrating Entrepreneurs

Entrepreneurial spirit is the backbone of our American economy. Successful economies must have an established insurance industry that allows individuals to share risks and deploy capital. We see a strong connection with entrepreneurs because we know that they cannot reach their full potential without insurance to protect against unforeseen risks.

With the knowledge that property and casualty insurance is in place to provide protection from covered losses, entrepreneurs are able to focus on the business of growing their businesses. And with annuity and supplemental health insurance products, they know they can protect their assets through their retirement years. Insurance protects their hard work and investments now, and for years to come, giving them the freedom to innovate and chase their dreams.

Through the operations of Great American Insurance Group, we provide specialty property & casualty and annuity & supplemental health coverages that entrepreneurs value. By helping our independent agents and our policyholders find the coverage options and products that meet their needs, we provide business owners with increased flexibility to compete, opportunities for our economy to grow, and the ability for individuals to protect the success they've worked so hard to achieve.

We know that insurance helps to keep our economic backbone strong. Strong economies support strong communities that can provide opportunities for the next generation and income security for our senior generation. This is the essence of our vision to deliver financial solutions that fulfill today's needs and tomorrow's dreams for our customers, investors and employees.

During 2011, AFG's insurance operating companies launched a Facebook page dedicated to entrepreneurs. There you will find our innovative "EntrepreMinute" videos from entrepreneurs who have a success story to share and other interesting information about our company. We encourage you to visit, join the conversation and share the page with your friends.




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Our Guiding Principles





American Financial Group

American Financial Group, Inc. is engaged in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of traditional fixed and indexed annuities and a variety of supplemental insurance products such as Medicare supplement.

Our Vision

To deliver financial solutions that fulfill today's needs and tomorrow's dreams — to be a trusted partner delivering long-term value to our customers, employees and investors.

Our Purpose

To enable individuals and businesses to manage financial risk. We provide insurance products and services tailored to meet the specific and ever-changing financial risk exposures facing our customers. We build value for our investors through the strength of our customers' satisfaction and by consistently producing superior operating results.

Our Values

Accountability
Clear and Open Communication
Customer Focus
Entrepreneurial Spirit
Family
Integrity
Respect for Others
Self-Discipline
Specialization

AMERICAN FINANCIAL GROUP, INC.

Board of Directors

Carl H. Lindner III

Co-Chief Executive Officer, American Financial Group, Inc.

Chairman, Great American Insurance Company

S. Craig Lindner

Co-Chief Executive Officer, American Financial Group, Inc.

President and Chief Executive Officer, Great American Financial Resources, Inc.

Chairman, American Money Management Corporation

Kenneth C. Ambrecht [2, 3]

Principal, KCA Associates, LLC, an investment banking firm

Theodore H. Emmerich [1*]

Retired Managing Partner, Ernst & Young LLP, certified public accountants

James E. Evans

Senior Vice President and Executive Counsel, American Financial Group, Inc.

Terry S. Jacobs [1, 2*]

Chairman and Chief Executive Officer, JFP Group, LLC, a real estate development company, and Chairman Emeritus, Jamos Capital, LLC, a private equity firm specializing in alternative investment strategies

Gregory G. Joseph [1, 3]

Executive Vice President and Principal, Joseph Automotive Group, an automobile dealership and real estate management company

William W. Verity [2, 3*]

President, Verity & Verity, LLC, an investment management company

John I. Von Lehman [1, 3]

Retired Executive Vice President, Chief Financial Officer and Secretary, The Midland Company, an Ohio-based provider of specialty insurance products

Board of Directors Committees:
1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
* Chairman of Committee

Corporate Management

Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner
Co-Chief Executive Officer

James E. Evans
Senior Vice President and Executive Counsel

Keith A. Jensen
Senior Vice President

Thomas E. Mischell
Senior Vice President

Vito C. Peraino
Senior Vice President and General Counsel

H. Kim Baird
Vice President – Taxes

Kathleen J. Brown
Vice President – Taxes

Robert E. Dobbs
Vice President – Internal Audit

Michelle A. Gillis
Vice President and Chief Administrative Officer

Karl J. Grafe
Vice President, Assistant General Counsel and Secretary

Sandra W. Heimann
Vice President

Karen Holley Horrell
Vice President

Robert H. Ruffing
Vice President and Controller

Piyush K. Singh
Vice President

David J. Witzgall
Vice President and Treasurer

Annual Shareholders Meeting

The Annual Shareholders' Meeting will be held at our Company's headquarters, Great American Insurance Group Tower, in Cincinnati on May 16, 2012. Notices will be mailed to all holders of the Company's common stock.

Common Stock Market Information

American Financial Group's Common Stock is traded on both the New York Stock Exchange and the Nasdaq Global Select Market under the symbol AFG. On February 1, 2012, approximately 7,200 holders of record own our shares.

Dividend Reinvestment Plan

This plan allows registered shareholders to automatically reinvest the dividends on their AFG Common Stock towards the purchase of additional shares of AFG Common Stock, at a 4% discount to the current market price. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Toll-Free: (866) 662-3946
www.amstock.com

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K as filed with the Securities and Exchange Commission, may contact:

Investor Relations
American Financial Group, Inc.
Great American Insurance Group Tower
301 E. Fourth Street
Cincinnati, Ohio 45202
(513) 579-6739
AFGInvestorRelations@gaic.com

SEC filings, news releases, and other information may also be accessed on American Financial Group's website at www.AFGinc.com.

Forward-Looking Statements

This document contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this document not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. Examples of such forward-looking statements include statements relating to: the Company's expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; recoverability of asset values; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims; rate changes and improved loss experience. Actual results and/or financial condition could differ materially from those contained in or implied by such forward-looking statements for a variety of reasons including but not limited to:

- changes in financial, political and economic conditions, including changes in interest and inflation rates, currency fluctuations and extended economic recessions or expansions in the U.S. and abroad;
- performance of securities markets;
- AFG's ability to estimate accurately the likelihood, magnitude and timing of any losses in connection with investments in the non-agency residential mortgage market;
- new legislation or declines in credit quality or credit ratings that could have a material impact on the valuation of securities in AFG's investment portfolio;
- the availability of capital;
- regulatory actions (including changes in statutory accounting rules);
- changes in the legal environment affecting AFG or its customers;
- tax law and accounting changes;
- levels of natural catastrophes and severe weather, terrorist activities (including any nuclear, biological, chemical or radiological events), incidents of war or losses resulting from civil unrest and other major losses;
- development of insurance loss reserves and establishment of other reserves, particularly with respect to amounts associated with asbestos and environmental claims;
- availability of reinsurance and ability of reinsurers to pay their obligations;
- the unpredictability of possible future litigation if certain settlements of current litigation do not become effective;
- trends in persistency, mortality and morbidity;
- competitive pressures, including those in the annuity bank distribution channels, the ability to obtain adequate rates and policy terms;
- changes in AFG's credit ratings or the financial strength ratings assigned by major ratings agencies to AFG's operating subsidiaries; and
- other factors identified in our filings with the Securities and Exchange Commission.

The forward-looking statements herein are made only as of the date of this report. The Company assumes no obligation to publicly update any forward-looking statements.

The papers used in the 2011 AFG Annual Report are FSC certified products and come from sustainable managed forests.

Seeing possibilities



American Financial Group, Inc.
Great American Insurance Group Tower
301 E. Fourth Street, Cincinnati, OH 45202
513.579.2121
www.AFGinc.com